Exhibit 22.1

Subsidiary Issuer of Guaranteed Securities

Piedmont Operating Partnership, LP (“Piedmont OP”), a wholly-owned subsidiary of the registrant, Piedmont Realty Trust, Inc., is the issuer of (i) $400 million aggregate principal amount of 6.875% Senior Notes due 2029, (ii) $300 million aggregate principal amount of 3.15% Senior Notes due 2030, (iii) $300 million aggregate principal amount of 2.75% Senior Notes due 2032, (iv) $400 million aggregate principal amount of 5.625% Senior Notes due 2033, and (v) $230 million aggregate principal amount of 2.875% Exchangeable Senior Notes due 2031 (collectively, the “Senior Notes”). The Senior Notes are fully and unconditionally guaranteed by the registrant, who consolidates Piedmont OP and all other subsidiaries.